

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 29, 2018

Julio A. Torres
Chief Executive Officer
Andina II Holdco Corp.
250 West 57th Street Suite 2223
New York, NY 10107

> **Re:** **Andina II Holdco Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed January 16, 2018**
> **File No. 333-221723**

Dear Mr. Torres:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2018 letter.

Summary of the Proxy Statement/Prospectus/Information Statement, page 11

Interests of Lazydays' Directors and Officers in the Mergers, page 19

1. We refer you to the updated executive compensation disclosure that you have provided in response to comment 11, and specifically to the disclosure regarding the option awards held by Mr. Murnane and Ms. Berney. Please quantify the value of cash and stock that Mr. Murnane and Ms. Berney will receive in consideration for the cancellation of these options upon consummation of the mergers.

The Merger Proposals

Background of the Mergers, page 58

2.   We note that, in response to comment 5, you have provided additional disclosure regarding Marcum's QoE analysis on page 60. Please further expand this disclosure to specify the material "factual observations" that Marcum reported to Andina's management. Also, explain in your Reasons for Approval of the Business Combination how the results of Marcum's analysis informed Andina's determination that the consideration to be offered was fair and the transaction is in the best interests of Andina's shareholders.

Andina's Board of Directors' Reasons for Approval of the Business Combination, page 61

3.   We reviewed the revisions made in response to comment 6.   Reference is made to the table on page 61. Gross profit for the year ended December 31, 2016 does not agree to the audited financial statements. Please revise. In addition, in regard to projected twelve months ended June 30, 2017 Adjusted EBITDA, please present, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP and a reconciliation which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K.

Anticipated Material federal Income Tax Consequences of the Business Combination to Andina and Its Securityholders, page 64

4.   We note that you have elected to use a short-form tax opinion. Please revise to state clearly that the disclosure in this section is the opinion of counsel and to clearly identify and articulate the opinion being rendered. Refer to Sections III.B.2 and III.C.1 of Staff Legal Bulletin No. 19.

Unaudited Pro Forma Condensed Combined Financial Information, page 84

Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended August 31, 2017, page 89

5.   We reviewed the revisions made in response to comment 10. Under the if-converted method, the preferred dividends applicable to convertible preferred stock should be added back to the numerator when calculating diluted net income per share.   Refer to

ASC 260-10-45-40a. Please revise your calculation of diluted net income per share for the nine months ended August 31, 2017 to add back preferred dividends.

Comparison of Corporate Governance and Shareholder Rights, page 106

Organizational Documents, page 106

6.   Please expand your discussion on page 108 regarding director removal under Holdco's amended and restated certificate of incorporation to disclose that a Holdco director may be removed from office "only for cause and only by the affirmative vote of at least a majority of the total voting power of the outstanding shares of the capital stock of the Corporation entitled to vote in any annual election of directors or class of directors, voting together as a single class" (as the Sixth Article of the amended and restated certificate of incorporation provides).

Financial Statements, page F-1

7.   Please update to include Andina Acquisition Corp. II audited financial statements as of and for the year ended November 30, 2017. In addition, please update the financial information included elsewhere in the filing to reflect the updated financial statements. Refer to Rule 3-01 of Regulation S-X.

Exhibit 99.8

8.   We note the revisions you have made in response to comment 1, as well as your statement on page 17 that "approval of the merger proposals . . . is a condition to the consummation of the business combination." Please revise the form of proxy card to clearly disclose and indicate which of the proposals are conditioned upon one another. Refer to Rule 14a-4(a)(3) of Regulation 14A as well as Question 201.01 of the Division's Exchange Act Rule 14a-4(a)(3) Questions and Answers of General Applicability.

   You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Adam Phippen, Staff Accountant, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any other questions.

       Sincerely,

       /s/ Mara L. Ransom

       Mara L. Ransom
       Assistant Director
       Office of Consumer Products